UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A
or
☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:  June 30, 2018

GK Investment Holdings, LLC
(Exact name of issuer as specified in its charter)

Delaware	47-5223490
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200 Barrington, Illinois 60010
(Full mailing address of principal executive offices)

(847) 277-9930
(Issuer’s telephone number, including area code)

Item 1.   Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This Semi-Annual Report on Form 1-SA of GK Investment Holdings, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated September 30, 2016, filed pursuant to Rule 253(g)(2), under the caption “RISK FACTORS” and which are incorporated herein by reference (https://www.sec.gov/Archives/edgar/data/1656108/000147793216012768/gkinvestment_253g2.htm).

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

General

We are focused on acquiring income producing commercial rental properties for the purpose of holding and operating the acquired properties, and if the need arises, to redevelop the rental properties for an alternative use other than the intended use at the time of acquisition. We expect that most of the acquired assets will be held through wholly- owned or majority-owned subsidies and the assets will be acquired by assuming either existing financing secured by the asset or by borrowing new funds.

We filed an offering statement on Form 1-A with the United States Securities and Exchange Commission, or the SEC, on December 23, 2015, which offering statement was qualified by the SEC on September 30, 2016. Pursuant to the offering statement, we are offering up to a maximum of $50,000,000 of 7% unsecured bonds, or the Bonds. The purchase price per Bond is $1,000, with a minimum purchase amount of $5,000. Assuming that the maximum amount of Bonds purchased and issued, we anticipate that the net proceeds will be $44,650,000 and will be used to pay down existing indebtedness and acquire rental properties in our target asset class. As of June 30, 2018, we had sold $11,948,000 of Bonds and we will continue to sell bonds through September 30, 2018. We anticipate filing a post-qualification amendment to the offering statement prior to expiration of the offering period that will, among other things, extend the offering until September 30, 2019.

We are managed by GK Development, Inc., or GK Development, a real estate acquisition, development and management company located in Barrington, Illinois, formed in 1994. We benefit from GK Development’s real estate operating and leasing skills, including releasing, redeveloping, renovating, refinancing, repositioning and selling.

Lake Mead Crossing

On November 12, 2015, we acquired, through whollyowned subsidiaries, a commercial rental property located in Henderson, Nevada, known as Lake Mead Crossing, for a total purchase price of $42,065,000, excluding prorations. Upon acquisition, Lake Mead Crossing consisted of multiple buildings aggregating approximately 221,200 square feet of rentable commercial space. Lake Mead Crossing is part of a larger shopping center shadow anchored by a Target consisting of approximately 152,000 square feet. Lake Mead Crossing is owned by two of our subsidiaries, Lake Mead Partners, LLC, or LM Partners, and Lake Mead Development, LLC, or LM Development. Lake Mead Parent, LLC, or LM Parent, which is our whollyowned subsidiary, is the sole member of LM Partners. Upon acquisition, LM Partners owned a portion of Lake Mead Crossing, consisting of approximately 155,100 square feet of rentable commercial space. Upon acquisition, LM Development, owned the other portion of Lake Mead Crossing consisting of approximately 66,000 square feet of rentable commercial space.

Lake Mead Crossing was purchased with the use of mortgage debt and mezzanine debt. LM Partners received mortgage debt of $29,500,000 from Nevada State Bank, and LM Development received mortgage debt of $2,700,000 from Barrington Bank & Trust Co., N.A., or Barrington Bank. In addition to the mortgage financing, LM Partners and LM Development entered into mezzanine loan agreements with GK Development and GK Secured Income IV, LLC or GKSI IV, an affiliate of GK Development. The mezzanine loan agreement with GKSI IV is in the maximum amount of $10,500,000 at 8% interest, allocated between LM Partners and LM Development, of which $6,417,483 was outstanding as of June 30, 2018. The mezzanine loan agreement with GK Development is in the maximum amount of $2,608,100, or the GK Development Loan, allocated between LM Partners and LM Development, all of which was repaid as of December 31, 2017.

After the acquisition of Lake Mead Crossing, the Company, through LM Partners, entered into a Purchase and Sale Agreement with Pacific Dental Services, LLC, or PDCS, a former tenant in Lake Mead Crossing, whereby LM Partners agreed to sell to PDCS the building partially occupied by PDCS, containing approximately 7,800 rentable square feet, for $4,000,000, excluding prorations. The sale closed on March 20, 2017 and $2,700,000 of the sale proceeds was used to reduce the outstanding principal balance on the Nevada State Bank note payable and $980,000 of the sales proceeds was used to reduce the outstanding principal balance on the GK Development Loan.

As of June 30, 2018, the portion of Lake Mead Crossing owned by LM Partners is 97.2% leased and the portion of Lake Mead Crossing owned by LM Development is 52.5% leased.

2700 Ygnacio

On January 30, 2017, our Company, through 2700 Ygnacio Partners, LLC, a wholly-owned subsidiary of our Company, or Ygnacio Partners, acquired an office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California, or 2700 Ygnacio, from an unaffiliated seller for $14,905,290, excluding prorations. 2700 Ygnacio is a three-story, Class A office building with approximately 108,000 rentable square feet.

As of June 30, 2018, 2700 Ygnacio is 77.98% leased to numerous tenants and the leases are expiring on various dates between 2018 and 2022. Corrollo Engineers is the anchor tenant on the property, occupying 37,156 rentable square feet, or 34.41% of the property, under a lease currently scheduled to expire on October 31, 2019.

The purchase of 2700 Ygnacio was financed using (i) a first mortgage loan in the amount of $11,325,000 from Mutual of Omaha Bank, all of which was funded upon acquisition, (ii) an interim loan from GK Development of $2,305,000, or the GK Development Loan II, and (iii) proceeds from this offering of $1,750,000.

We used Bond proceeds to repay the GK Development Loan II in 2017.

Financial Summary

In the six-month period ending June 30, 2017, we had revenue of $2,960,627, consolidated net income before depreciation, amortization and gain on sale of rental property of $395,247 and consolidated net income of $467,999.

For the most recent six-month period ended June 30, 2018, GK Investment Holdings, Inc had revenue of $2,905,125, consolidated net income before depreciation and amortization of $348,514 and consolidated net loss of $1,093,358.

Operating Results

We operate on a calendar year. Set forth below is a discussion of our operating results for the first half of 2018, from January 1, 2018 to June 30, 2018.

As of June 30, 2018, we had the following two assets, (i) a commercial rental property located in Henderson, Nevada, known of Lake Mead Crossing, which consists of multiple buildings aggregating approximately 213,400 square feet of rentable commercial space, taking into account the sale of a portion of Lake Mead Crossing to PDCS, and (ii) a Class A office building located in Walnut Creek, California consisting of approximately 108,000 square feet of rentable commercial space. Lake Mead Crossing was acquired on November 12, 2015 and GK Development assumed management responsibilities on May 1, 2016. 2700 Ygnacio was acquired on January 30, 2017 and GK Development assumed management responsibilities on the acquisition date.

In the six-month period from January 1, 2018 through June 30, 2018, our total revenues from operations amounted to $2,905,125. Operating costs for the same period, including depreciation and amortization of $1,441,872 but excluding interest expense of $1,658,484, amounted to $2,346,715. This resulted in operating loss of $1,093,358, after taking into interest expense of $1,658,484 and certain other miscellaneous items of income and expense.

We are working diligently to identify assets in our target asset class and to acquire such assets in the timeframe that is customary in the real estate industry.

Liquidity and Capital Resources

As of June 30, 2018, we had cash on hand of $1,569,096 and restricted cash (funded reserves) of $687,829. The funded reserves are required as a condition precedent of the mortgage loans payable. We are currently offering investors the opportunity to purchase up to a maximum of $50,000,000 of Bonds; of which, $11,948,000 were sold as of June 30, 2018. We anticipate that the total net proceeds of the offering, if successful, will amount to $44,650,000, which will enable us to pursue acquisitions of commercial real estate assets in our target asset class and thereby increase cash flows.

The Company is offering $50,000,000 of the Bonds at a purchase price of $1,000 per Bond. The Bonds, which bear interest at a fixed rate of 7% per annum, will mature on September 30, 2022. As of June 30, 2018, $11,948,000 of Bonds have been sold and through September 26, 2018, $19,548,000 have been sold. The proceeds from the offering received to date have been used for the acquisition of 2700 Ygnacio and repay indebtedness related to our asset acquisitions, and it is our intention to use future proceeds to repay a portion of other existing indebtedness and acquire additional commercial rental properties in our target asset class.

Trend Information

None.

Item 2.   Other Information

None.

Item 3.    Financial Statements

GK Investment Holdings, LLC
Consolidated Balance Sheets
June 30, 2018 and December 31, 2017

	(Unaudited) June 30, 2018	December 31, 2017
ASSETS
Rental properties	$55,753,225	$55,431,830
Less: Accumulated depreciation	3,356,877	2,700,819
	52,396,348	52,731,011

Cash	1,569,096	788,301
Accounts receivable - tenants	59,206	72,759
Deferred rent receivable	205,899	189,884
Deferred leasing costs - Net	657,071	772,220
Lease intangibles - Net	2,550,471	3,397,992
Restricted cash - funded reserves	687,829	977,453
Other assets	113,588	124,197

Total assets	$58,239,508	$59,053,817

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES
Notes payable - Net	$44,514,637	$48,432,954
Bonds payable - Net	10,901,729	6,508,198
Accrued financing fees payable	199,570	199,570
Accounts payable	9,751	-
Deferred rent	141,474	110,425
Lease intangibles - Net	1,750,460	1,958,035
Accrued interest	180,140	185,765
Other accrued liabilities	76,936	98,504
Due to affiliates	24,717	25,857
Tenant security deposits	121,746	122,803
Total liabilities	57,921,160	57,642,111

Commitments and Contingencies (Notes 7 and 8)

Members' Equity
Members' Equity	318,348	1,411,706

	$58,239,508	$59,053,817

GK Investment Holdings, LLC
Consolidated Statements of Operations (Unaudited)
Six Months Ending June 30, 2018 and 2017

	2018	2017
Revenues
Minimum rents	$2,698,683	$2,708,999
Tenant recoveries	206,442	251,628
	2,905,125	2,960,627

Operating Expenses
Operating expenses	517,509	562,250
Insurance	52,523	40,776
Management fees	108,522	107,454
Professional fees	38,914	44,687
Real estate taxes	187,375	197,712
Depreciation and amortization	1,441,872	1,666,130
	2,346,715	2,619,009

Other Income and (Expense)
Interest income	196	11
Interest expense	(1,658,484)	(1,615,817)
Miscellaneous income	6,520	3,305
Gain on sale of rental property	-	1,738,882
	(1,651,768)	126,381

Consolidated Net (Loss)/Income	$(1,093,358)	$467,999

In the opinion of management all adjustments necessary in order to make interim financial statement not misleading have been included.

GK Investment Holdings, LLC
Consolidated Statements of Members' Equity
Six Months Ending June 30, 2018 and for the Year Ended December 31, 2017

	(Unaudited) Six Months Ending June 30, 2018	December 31, 2017

Balance - Beginning of Period	$1,411,706	$2,197,114

Consolidated Net (Loss)	(1,093,358)	(785,408)

Balance - End of Period	$318,348	$1,411,706

GK Investment Holdings, LLC
Consolidated Statements of Cash Flows (Unaudited)
Six Months Ending June 30, 2018 and 2017

Cash Flows from Operating Activities	2018	(Restated) 2017
Consolidated Net Income/(Loss)	$(1,093,358)	$467,999
Adjustments to reconcile consolidated net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	1,441,872	1,666,130
Amortization of above-market leases	200,961	193,891
Accretion of below-market leases	(207,575)	(233,516)
Deferred rent receivable	(16,015)	(57,499)
Gain on sale of rental property	-	(1,738,882)
Amortization of debt issuance costs	106,394	115,865
Amortization of bond issuance and bond discount costs	84,015	25,661
Changes in:
Accounts receivable - tenants	13,553	39,132
Other receivables - tenant	-	75,969
Other assets	10,609	(82,853)
Accounts payable	9,751	62,234
Deferred rent	31,049	109,778
Accrued interest	(5,625)	37,351
Other accrued liabilities	(21,568)	13,264
Due to affiliates	(1,140)	101,072
Tenant security deposits	(1,057)	82,694
Net cash provided by operating activities	551,866	878,290

Cash Flow from Investing Activities
Acquisition of rental property	-	(14,905,290)
Acquisition costs incurred	-	(369,573)
Additions to rental properties	(321,395)	(66,383)
Net proceeds from sale of rental property	-	3,618,905
Payments of deferred leasing commissions	(24,107)	(107,161)
Deposits for acquisition of rental property	-	1,005,000
Net cash (used in) investing activities	(345,502)	(10,824,502)

GK Investment Holdings, LLC
Consolidated Statements of Cash Flows (Unaudited)
Six Months Ending June 30, 2018 and 2017

Proceeds from notes payable	$-	$12,775,000
Repayment of related party/notes payable	(3,515,000)	(5,319,000)
Principal payment on notes payable	(509,708)	(466,887)
Payment of financing costs	-	(160,012)
Proceeds from bonds payable	4,835,000	3,364,000
Payment of bond issue costs	(525,485)	(318,697)
Net cash provided by financing activities	284,807	9,874,404

Net Increase (decrease) in Cash and Restricted Cash	491,171	(71,808)

Cash and Restricted Cash - Beginning of period	1,765,754	1,328,801

Cash and Restricted Cash - End of period	$2,256,925	$1,256,993

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$1,473,700	$1,436,940

Supplemental Disclosure of Non-cash Investing and Financing Activities

Financing fees accrued and not paid	$-	$161,500

Acquisition costs accrued and not paid	$-	$20,000

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies

Description of Business - On September 14, 2015, GK Investment Holdings, LLC (“GKIH” and/or the “Company”), a Delaware limited liability company was formed with the intent to acquire existing income producing commercial rental properties for the purpose of holding and operating such properties, and if the need arises, to redevelop the rental properties for an alternative use other than intended when originally acquired. However, GKIH is permitted to transact in any lawful business in addition to that stated above. GKIH anticipates funding acquisitions in part, by offering to investors the opportunity to purchase up to a maximum of $50,000,000 of Bonds of which $11,948,000 and $7,133,000 was sold as of June 30, 2018 and December 31, 2017, respectively (Note 8). The Bonds are unsecured indebtedness of GKIH.

The members of GKIH have limited liability. Pursuant to the terms of the Limited Liability Company Operating Agreement (the “Agreement”), the Company will exist in perpetuity unless terminated as defined in the Agreement. The Company is managed by GK Development, Inc. (the “Manager” and “Sponsor of the bonds”), an affiliate of one of the members of GKIH.

On October 22, 2015, Lake Mead Parent, LLC (“LM Parent”) and Lake Mead Development, LLC (“LM Development”), both Delaware limited liability companies were formed and on October 22, 2015, Lake Mead Partners, LLC (“LM Partners”), a Delaware limited liability company was formed and 100% of LM Partners is owned by LM Parent. On October 21, 2016, 2700 Ygnacio Partners, LLC (“Ygnacio”), a Delaware limited liability company was formed. LM Parent, LM Development and Ygnacio are 100% owned by GKIH.

The Company’s wholly-owned subsidiaries as of June 30, 2018, are as follows:

LM Parent – 100% owned by GKIH; owns 100% of LM Partners;
LM Development – 100% owned by GKIH;
Ygnacio – 100% owned by GKIH.

LM Partners and LM Development were formed to acquire, own, and operate a retail power center known as Lake Mead Crossing, located in Henderson, Nevada ("Lake Mead Crossings"). Lake Mead Crossings was purchased on November 12, 2015. Prior to the purchase of Lake Mead Crossings, GKIH had no activity. Ygnacio was formed to acquire a three-story Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California. Ygnacio was purchased on January 30, 2017.

The acquisition of Lake Mead Crossings was financed as follows:

LM Parent - (i) a first mortgage loan in the maximum amount of $30,000,000, of which $29,500,000 was funded upon acquisition; (ii) a mezzanine loan, in the maximum amount of $10,500,000, allocated between LM Partners and LM Development, of which $7,210,298 was funded to LM Partners upon acquisition and (iii) an interim loan from GK Development, Inc. of which $2,608,100 was funded upon acquisition.

LM Development - (i) a first mortgage loan in the original amount of $2,700,000; (ii) a mezzanine loan, in the maximum amount of $10,500,000, allocated between LM Partners and LM Development, of which $339,702 was funded to LM Development upon acquisition and (iii) an interim loan from GK Development, Inc. of which $20,000 was funded upon acquisition.

The acquisition of Ygnacio was financed with (i) bond proceeds in the amount of $1,750,000; (ii) a first mortgage loan in the maximum amount of $11,325,000, of which $500,000 was retained by the lender to establish a funded reserve for tenant improvements/lease commissions; and (iii) an interim loan from GK Development, Inc. of which $2,305,000 was funded upon acquisition.

Allocation of Profits and Losses - Profits or losses from operations of the Company are allocated to the members of GKIH in their ownership percentages. Gains and losses from the sale, exchange, or other disposition of Company property are allocated to the members of GKIH in their ownership percentages.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant material intercompany accounts and transactions have been eliminated in the consolidation.

Basis of Accounting - The Company maintains its accounting records and prepares its consolidated financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Classification of Assets and Liabilities - The financial affairs of the Company generally do not involve a business cycle since the realization of assets and the liquidation of liabilities are usually dependent on the Company’s circumstances. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the consolidated balance sheets.

Estimates - The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Our financial instruments consist of cash, funded reserves, short-term trade receivables, notes payable and bonds payable. The carrying values of cash, funded reserves, and short-term receivables approximate their fair value due to their short-term maturities. The carrying value of the notes payable and bonds payable approximates their fair value based on interest rates currently obtainable.

Cash and Restricted Cash - The Company maintains cash and restricted cash balances in federally insured financial institutions that, from time to time, exceed the Federal Deposit Insurance Corporation limits. The Company believes that they are not exposed to any significant credit risk on its cash and restricted cash. Restricted cash consists of tenant improvement/lease commission reserves and bond service reserves.

Revenue and Gain Recognition - On January 1, 2018, the Company adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606), (“Topic 606”) using the modified retrospective method applying it to any open contracts as of January 1, 2018, for which the Company did not identify any open contracts. The Company also utilized the practical expedient for which the Company was not required to restate revenue from contracts that began and are completed within the same annual reporting period. Results for reporting periods beginning after January 1, 2018, are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Revenue Recognition (Topic 605). The new guidance provides a unified model to determine how revenue is recognized. To determine the proper amount of revenue to be recognized, the Company performs the following steps: (i) identify the contract with the customer, (ii) identify the performance obligations within the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations and (v) recognize revenue when (or as) a performance obligation is satisfied. As of June 30, 2018, the Company had no outstanding contract assets or contract liabilities. The adoption of this standard did not result in any material changes to the Company’s revenue recognition as compared to the previous guidance.

Revenues from rental properties - Revenues from rental properties are comprised of minimum base rent, percentage rent, lease termination fee income, amortization of above-market and below-market rent adjustments and straight-line rent adjustments. Base rental revenues from rental properties are recognized on a straight-line basis over the terms of the related leases. Certain of these leases also provide for percentage rents based upon the level of sales achieved by the lessee.  These percentage rents are recognized once the required sales level is achieved.  Rental income may also include payments received in connection with lease termination agreements.  Lease termination fee income is recognized when the lessee provides consideration in order to terminate a lease agreement in place. The performance obligation of the Company is the termination of the lease agreement which occurs upon consideration received and execution of the termination agreement. Upon acquisition of real estate operating properties, the Company estimates the fair value of identified intangible assets and liabilities (including above-market and below-market leases, where applicable). The capitalized above-market or below-market intangible is amortized to rental income over the estimated remaining term of the respective leases, which includes the expected renewal option period for below-market leases.

Impairment of Assets - The Company reviews the recoverability of long-lived assets including buildings, equipment, and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between the estimated fair value and the carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long lived assets, as well as other fair value determinations. The Company does not believe that there are any events or circumstances indicating impairment of its investments in the rental properties and related long lived assets as of June 30, 2018 and December 31, 2017.

Debt Issuance Costs - Debt issuance costs represent fees and other third-party costs associated with obtaining financing for the rental properties. These costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the respective loan agreements. Debt issuance costs are presented on the consolidated balance sheets as a direct reduction from the carrying amount of the debt liability. Unamortized costs are expensed when the associated debt is refinanced or repaid before maturity. Amortization expense is included in interest expense on the accompanying consolidated statements of operations.

Bond Issuance Costs and Bond Discounts - Bond issuance costs represent underwriting compensation and offering costs and expenses associated with selling the bonds. Bond discounts are a volume-weighted discount (three to five percent) dependent on how many bonds are purchased. Both of these costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the bonds. Bond issuance and bond discount costs are presented on the consolidated balance sheets as a direct reduction from the carrying amount of the bond liability. Unamortized bond issue and bond discount costs will be expensed if the bonds are repaid before maturity (September 30, 2022). Amortization expense is included in interest expense on the accompanying consolidated statements of operations.

Deferred Leasing Costs - Deferred leasing costs represent leasing commissions, legal fees and other third-party costs associated with obtaining tenants for the rental properties. These costs are amortized on a straight-line basis over the terms of the respective leases. Amortization expense is included in depreciation and amortization expense on the accompanying consolidated statements of operations.

Lease Intangible Assets and Liabilities - GAAP requires intangible assets and liabilities to be recognized apart from goodwill if they arise from contractual or other legal rights (regardless of whether those rights are transferrable or separable from the acquired entity or from other rights and obligations).

Upon the acquisition of both Lake Mead Crossings and Ygnacio (the “Properties”), the Company recorded above and below-market leases based on the present value (using an interest rate which reflected the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) the Company estimates of fair market lease rates for the corresponding in-place leases measured over a period equal to the remaining non-cancelable term of the lease. These assets and liabilities are being amortized or accreted on a straight-line basis over the remaining life of the respective tenant leases and the amortization or accretion is being recorded as an adjustment to rental income, on the accompanying consolidated statements of operations.

Upon the acquisition of the Properties, the Company estimated the value of acquired leasing commissions as the costs the Company would have incurred to lease the Properties to its occupancy level at the date each Property was acquired. Such estimate, which is included in lease intangibles on the accompanying consolidated balance sheets, includes the fair value of leasing commissions, legal costs and other third-party costs that would be incurred to lease the Properties to the level at the date of the acquisition. Such costs are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Additionally, the Company estimated the value of acquired in-place lease costs as the costs the Company would have incurred to lease the Properties to its occupancy level at the date of acquisition by evaluating the period over which such occupancy level would be achieved and included an estimate of the net operating costs incurred during lease up. In-place lease costs, which are included in lease intangibles on the accompanying consolidated balance sheets, are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Accounts Receivable Tenants and Allowance for Doubtful Accounts - Tenant receivables are comprised of billed, but uncollected amounts due for monthly rent and other charges required pursuant to existing rental lease agreements. An allowance for doubtful accounts is recorded when a tenant’s receivable is not expected to be collected. A bad debt expense is charged when a tenant vacates a space with a remaining unpaid balance. At June 30, 2018 and December 31, 2017, no amounts were reserved for as an allowance for doubtful accounts. In the event a bad debt expense is recorded such amount would be included in other operating expenses on the accompanying consolidated statements of operations.

Restricted Cash - Funded Reserves - Funded reserves consist of (a) funds required to be maintained under the terms of the various loan agreements, which reserves have been pledged as additional collateral for those loans requiring funds to be reserved and (b) bond service reserve to be maintained under the bond indenture agreement for a period of twenty-four months commencing from the first bond closing date (October 17, 2016).

The following table presents a reconciliation of the beginning of period and end of period cash and restricted cash – funded reserves reported on the Company’s consolidated balance sheets to the totals shown on its consolidated statements of cash flows:

	For the six-months ended June 30,
	2018	2017
Beginning of period
Cash	788,301	1,187,293
Restricted cash - funded reserves	977,453	141,508

Cash and restricted cash - funded reserves	1,765,754	1,328,801

End of period
Cash	1,569,096	614,764
Restricted cash - funded reserves	687,829	642,229

Cash and restricted cash - funded reserves	2,256,925	1,256,993

Rental Revenue - GAAP requires that the rental income be recorded for the period of occupancy using the effective monthly rent, which is the average monthly rental during the term of the lease. Accordingly, rental income is recognized ratably over the term of the respective leases, inclusive of leases which provide for scheduled rent increases and rental concessions. The difference between rental revenue earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable on the accompanying consolidated balance sheets. Rents received in advance are deferred until they become due and are recorded as deferred rent in the accompanying consolidated balance sheets.
Additionally, during the term of their respective leases, tenants pay either (i) their pro rata share of real estate taxes, insurance, and other operating expenses (as defined in the underlying lease agreement), or (ii) a fixed rate for recoveries.

Income Taxes - The Company’s wholly owned subsidiaries are treated as disregarded entities and are treated as a component of GKIH for federal income tax reporting purposes. GKIH is treated as a partnership for federal income tax purposes and consequently, federal income taxes are not payable or provided for by the Company. Members of GKIH are taxed individually on their pro-rata ownership share of the Company’s earnings.

GAAP basis of accounting requires management to evaluate tax positions taken by the Company and to disclose a tax liability (or asset) if the Company has taken uncertain positions that more than likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company and has concluded that as of June 30, 2018 and December 31, 2017, there were no uncertain tax positions taken or expected to be taken that would require disclosure in the consolidated financial statements.

Changes in Accounting Policies- In May 2014, FASB issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (ASC 606),” which outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The standard states that “an entity recognized revenue to depict the transfer of promised goods or services.” While the standard specifically references contracts with customers, it may apply to certain other transactions such as the sale of real estate or equipment. The Company’s adoption of the standard on January 1, 2018 did not have an impact on the pattern of revenue recognition.

On November 17, 2016, the FASB issued ASU 2016-18, “Restricted Cash,” which requires that the statement of cash flows explain the change during a reporting period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. This standard states that transfers between cash, cash equivalents, and restricted cash are not part of the entity’s operating, investing, and financing activities. Therefore, restricted cash should be included with cash and cash equivalents when recording the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. On January 1, 2018, the Company adopted the standard and retrospectively applied the guidance of the standard to the prior period presented, which resulted in an increase of $500,721 in net cash used in investing activities on its consolidated statements of cash flows for the six months ended June 30, 2017.

In February 2017, FASB issued ASU 2017-05, “Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets,” which clarifies the scope of asset derecognition and adds further guidance for recognizing gains and losses from the transfer of nonfinancial assets in contracts with non-customers. The Company has concluded that property sales represent transactions with non-customers. Sales of property generally represent only one performance obligation and are recognized when an enforceable contract is in place, collectability is ensured and control is transferred to the buyer. The Company’s adoption of this standard on January 1, 2018 did not have a significant impact on its consolidated financial statements as there were no sales of property during the period.

Restatements Resulting from Changes in Accounting Principle – As described previously, the Company adopted ASU 2016-18 as of January 1, 2018, which required retroactive application of the standard as of June 30, 2018. As a result, the statement of cash flows for the six months ended June 30, 2017 has been restated to explain the change in the total of cash and restricted cash, and the effects of the restatement are as follows:

	As Previously Reported	Change in Accounting Principle	As Restated
Six months ended June 30, 2017

Net deposit to restricted cash - funded reserves	$(500,721)	$500,721	$-
Net cash (used in) investing activities	(11,325,223)	500,721	(10,824,502)
Net Increase (decrease) in Cash and Restricted Cash	(572,529)	500,721	(71,808)
Cash and Restricted Cash - Beginning of period	1,187,293	141,508	1,328,801
Cash and Restricted Cash - End of period	614,764	642,229	1,256,993

Recent Accounting Pronouncements – In February 2016, the FASB issued ASU 2016-02, which sets out principles for the recognition, measurement presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The standard requires that lessors expense, on an as-incurred basis, certain indirect initial costs that are not incremental in negotiating a lease. Under existing standards, certain of these costs are capitalized and therefore this new standard may result in certain of these costs being expensed as incurred after adoption. Under the standard, lessees apply a dual approach, classifying leases as either finance or operating leases. A lessee is required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months, regardless of their lease classification. The Company is a lessee on ground leases at certain purposes, on certain office space leases and on certain other improvements and equipment. The standard will impact the accounting and disclosure requirements for these leases. The standard is effective for the Company under a modified retrospective approach beginning January 1, 2019. The Company is evaluating the impact of the adoption of this standard on its consolidated financial statements.

Note 2 - Rental Properties

Rental properties and depreciable lives are summarized as follows:

	Depreciable Life-Years	June 30, 2018	December 31, 2017

Land	-	$25,833,373	$25,833,373
Land Improvements	10	2,516,513	2,516,513
Buildings	35-40	25,088,810	25,088,810
Tenant Improvements	(a)	2,314,529	1,993,134

Total Cost		55,753,225	55,431,830

(Less) accumulated depreciation		(3,356,877)	(2,700,819)

Net rental properties		$52,396,348	$52,731,011

(a) Depreciated over the lesser of the lease term or economic life.

Total depreciation charged to operations amounted to $656,058 for the six months ended June 30, 2018 and $740,649 for the six months ended June 30, 2017.

Note 3 – Deferred Leasing Costs

Deferred leasing costs are summarized of follows:

	Basis Of Amortization	June 30, 2018	December 31, 2017

Leasing commissions	Lease Terms	$1,247,831	$1,248,012

(Less) accumulated amortization
Leasing commissions		(590,760)	(475,792)

Deferred leasing costs - net		$657,071	$772,220

Total amortization expense charged to operations amounted to $139,254 for the six months ended June 30, 2018 and $139,474 for the six months ended June 30, 2017.

Note 4 - Lease Intangibles

Lease intangible assets are summarized as follows:

	June 30, 2018	December 31, 2017

Above-market leases	$1,282,002	$1,282,002
In-place leases	5,278,667	5,378,863

Total cost	6,560,669	6,660,865

(Less) accumulated amortization
Above-market leases (reduction in rental income)	(902,819)	(701,858)
In-place leases (included in amortization expense)	(3,107,379)	(2,561,015)
	(4,010,198)	(3,262,873)

Lease intangible assets - net	$2,550,471	$3,397,992

Total amortization expense attributable to above-market leases, which is recorded as a reduction in minimum rent revenue, amounted to $200,961 for the six months ended June 30, 2018 and $193,891 for the six months ended June 30, 2017. Total amortization expense, attributable to in-place leases amounted to $646,560 for the six months ended June 30, 2018 and $786,007 for the six months ended June 30, 2017. Such amounts are included in depreciation and amortization on the accompanying consolidated statements of operations.

Future amortization for lease intangible assets is as follows:

Years Ending December 31	In-place leases	Above-market leases	Total

2018 (remaining six months)	$611,094	$200,963	$812,057
2019	814,802	178,221	993,023
2020	228,612	-	228,612
2021	163,457	-	163,457
2022	85,779	-	85,779
Thereafter	267,543	-	267,543

	$2,171,287	$379,184	$2,550,471

Lease intangible liabilities consisted of:

	June 30, 2018	December 31, 2017

Below market leases	$2,878,751	$2,901,034

(Less) accumulated accretion (increase in rental income)	(1,128,291)	(942,999)

Lease intangible liabilities - net	$1,750,460	$1,958,035

Total accretion expense of below-market leases, reported as an increase in minimum rent revenue, amounted to $207,575 for the six months ended June 30, 2018 and $233,516 for the six months ended June 30, 2017. Future accretion income for lease intangible liabilities is as follows:

Years Ending December 31	Total

2018 (remaining six months)	$194,918
2019	350,666
2020	211,283
2021	178,042
2022	151,601
Thereafter	663,950

$1,750,460

Note 5 – Fair Value

Accounting standards require certain assets and liabilities be reported at fair value in the consolidated financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the valuation techniques and inputs used to measure fair value.

Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals. See Note 11 for a description of the valuation technique and significant inputs used to value assets and liabilities with Level 2 inputs.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

Note 6 – Restricted Cash - Funded Reserves

Funded reserves are as follows:

Lake Mead Partners, LLC

Tenant improvement reserves: These reserves are required as a condition precedent of the Nevada State Bank mortgage loan payable by LM Partners. On acquisition, an account was established to fund future leasing commissions and tenant improvements. The funds are released from escrow once approved by the lender. Additionally, the unfunded balance of the Nevada State Bank note payable in the amount of $463,000 was funded into the tenant improvement reserve in 2017. LM Partners is required to fund a monthly amount of $2,648 to this reserve account and the funded reserves have been pledged as additional collateral for the Nevada State Bank mortgage loan.

2700 Ygnacio, LLC

Tenant improvement/lease commission reserves: On acquisition, a reserve account in the amount of $500,000 was funded from the Mutual Bank of Omaha loan proceeds to be used to fund leasing commissions and tenant improvements approved by the lender. Ygnacio is not required to fund additional amounts into this reserve account. The funded reserves have been pledged as additional collateral for the Mutual Bank of Omaha mortgage loan.

GK Investment Holdings, LLC

Bond service reserves: These reserves are required pursuant to the Bond Indenture Agreement, which requires that 7% of the gross bond proceeds be placed into a reserve account held by the bond trustee. The bond service reserve may be used to pay the Company’s bond service obligations and any funds remaining in the bond service reserve on the second anniversary of the first bond closing date (October 17, 2016), will be released to the Company.

Restricted cash - funded reserves consisted of:

	June 30, 2018	December 31, 2017

Tenant improvement/lease commission reserves	$444,705	$761,670
Bond service reserve	243,124	215,783

	$687,829	$977,453

Note 7 - Notes Payable

Notes payable consisted of:

Lake Mead Partners, LLC

A.
Nevada State Bank
Concurrent with the acquisition of the Property by LM Partners, LM Partners entered into a loan agreement with Nevada State Bank in the maximum amount of $30,000,000 of which $29,500,000 (“NP 1”) was funded on the acquisition of the Property and the unfunded balance of $500,000 (“NP 2”) was funded into the tenant improvement reserve, to be used to fund leasing commissions and tenant improvements approved by the lender. NP 1 and NP 2 are collectively referred herein as (the “Notes”). In conjunction with the sale of the 7,790 square foot building to PDCS (Note 12), LM Partners made a principal payment on the NP 1 loan reducing the outstanding principal balance by $2,700,000.

NP 1 bears interest at 4.00% per annum and, effective April 2017, is payable in monthly principal and interest payments of $141,904.

NP 2 bears interest at 4.00% per annum and was payable in monthly interest only payments through November 12, 2017 and thereafter, in monthly principal and interest payments based on a twenty-three-year loan amortization period until maturity.

The Notes mature on November 12, 2025, at which time the outstanding principal balance is due. The Notes are secured by the rental property and a $12,000,000 guarantee by GK Development, Inc. The Notes may be entirely prepaid subject to a prepayment penalty equal to 1% of the amount prepaid during the first five years of the term of the loan. Thereafter, the Notes can be prepaid without a prepayment penalty. In addition, the Notes are subject to certain financial covenant measurements.

B.
GK Secured Income IV, LLC
Concurrent with the acquisition of the rental property by LM Partners, LM Partners entered into a loan agreement with GK Secured Income IV, LLC (“GKSI IV”), a related party, in the maximum amount of $10,500,000, allocated between LM Parent and LM Development. GKSI IV is managed by the Manager and the Sponsor of the Bonds. At June 30, 2018, $6,417,483 was owed by LM Parent. At December 31, 2017, $9,538,483 and $394,000 was owed by LM Parent and LM Development, respectively, aggregating to $9,932,483.

The loan bears interest at 8.00% per annum and requires monthly interest only payments until maturity on November 12, 2018. The loan, which may be partially or entirely prepaid subject to a prepayment penalty, as further detailed below, is collateralized by GKIH, LM Parent, and LM Development, granting GKSI IV a security interest in the right to receive dividends, distributions, and similar payments. Additionally, 25% of the outstanding principal balance is guaranteed by GK Development, Inc.

If the loan is prepaid, which results in GKSI IV being obligated to pay a Yield Maintenance Fee to the Members of GKSI IV, LM Partners and LM Development will be obligated to pay to GKSI IV an amount equal to such Yield Maintenance Fee. If the Yield Maintenance Fee becomes payable (a) during the first year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 12% per annum on the Repayment Amounts for the remainder of such year after the repayment date; (b) during the second year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 13% per annum on the Repayment Amounts for the remainder of such year after the repayment date; or (c) during the third year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 14% per annum on the Repayment Amounts for the remainder of such year after the repayment date.

If the loan is repaid within the third year (ending November 12, 2018), LM Partners and LM Development would be obligated to pay a prepayment penalty of approximately $3,341,380. This amount has been measured as of June 30, 2018, using a 12% per annum rate for the first year, 13% per annum rate for the second year and a 14% per annum rate for the third year.

Effective January 2018, LM Partners commenced repaying the GKSI IV loan out of the bond proceeds and $3,515,000 has been repaid as of June 30, 2018. It is management’s intention to continue to use the bond proceeds to repay the entire GKSI IV obligation prior to the November 12, 2018 maturity date.

C.
GK Development, Inc.
Concurrent with the acquisition of the rental property by LM Partners, LM Partners entered into an unsecured loan agreement with GK Development, Inc., the Manager, and the Sponsor of the Bonds, in the maximum amount of $2,608,100. The loan, which bore interest at 7.00% per annum was repaid in 2017.

Lake Mead Development, LLC

A.
Barrington Bank & Trust Co., N.A.
Concurrent with the acquisition of the rental property by LM Development, LM Development entered into a mortgage loan agreement with Barrington Bank & Trust Co., N.A. in the original amount of $2,700,000. The loan bears interest at LIBOR plus a margin of 2.75%, for an effective interest rate of 4.73% and 4.11% per annum at June 30, 2018 and December 31, 2017. Fixed monthly principal payments of $5,450 is required plus interest, through maturity of the loan on November 12, 2022. The loan was previously scheduled to mature on November 12, 2017, however a loan modification agreement was entered into extending the loan to November 12, 2022, under the same terms and conditions.

The loan is secured by the rental property and a personal guarantee by a member GKIH. The loan may be entirely prepaid without a prepayment penalty. In addition, the mortgage loan payable is subject to certain financial covenant measurements.

B.
GK Secured Income IV, LLC
As noted above, concurrent with the acquisition of the rental property by LM Development, LM Development entered into a loan agreement with GKSI IV in the maximum amount of $10,500,000, allocated between LM Parent and LM Development. See above for the terms of the GKSI IV loan.
In January 2018, LM Development repaid its outstanding principal balance of the GKSI IV loan of $394,000.

2700 Ygnacio, LLC:

A.
Mutual of Omaha Bank
Concurrent with the acquisition of the rental property by Ygnacio, Ygnacio entered into a loan agreement with Mutual of Omaha Bank in the maximum amount of $11,325,000 of which $10,825,000 was used to fund the acquisition of the rental property and the balance of $500,000 was used to fund an account to be used to fund leasing commissions and tenant improvements approved by the lender.

The loan bears interest at 4.50% per annum and is payable in monthly principal and interest payments of $63,373. The loan is scheduled to mature on February 1, 2024, however, the loan can be extended for an additional three-year period through February 1, 2027 at the mutual decision of both the borrower and lender, and at an interest rate to be set on or before December 3, 2023. The loan is secured by the rental property and a personal guarantee by an affiliate of one of GKIH’s members. The loan may be entirely prepaid subject to a prepayment penalty ranging from 0.5% to 2.0% of the amount prepaid during the first six years of the term of the loan. Thereafter, the loan can be prepaid without a prepayment penalty. In addition, the loan is subject to certain financial covenant measurements.

GK Development, Inc.

On December 22, 2016, Ygnacio entered into an Assignment of Purchase and Sale Agreement with GK Development, Inc. (“Assignment”), pursuant to which GK Development, Inc. assigned to Ygnacio a Purchase and Sale Agreement, as amended, to acquire the three-story, Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California. Concurrent with the entry into the Assignment, Ygnacio entered into an unsecured loan agreement with GK Development, Inc., the Manager, and the Sponsor of the Bonds, for an amount of $855,000. The loan proceeds were used to fund the acquisition escrow deposit. The loan, which was fully repaid as of December 31, 2017, bore interest, payable monthly, at 7.00% per annum.

Concurrent with the acquisition of the rental property by Ygnacio, Ygnacio entered into an unsecured loan agreement with GK Development, Inc., in the amount of $1,450,000. This loan, which was fully repaid as of April 10, 2017, bore interest at 12.00% per annum through March 17, 2017 and 18% per annum thereafter through the re-payment date. Additionally, Ygnacio was required to pay a financing fee equal to 2% calculated on the amount borrowed.

Notes payable is summarized as follows:

	June 30, 2018	December 31, 2017

Nevada State Bank (NP 1)	$25,042,610	$25,383,306
Nevada State Bank (NP 2)	492,173	500,000
GK Secured Income IV, LLC	6,417,483	9,932,483
Barrington Bank & Trust Co. N.A.	2,536,500	2,569,200
Mutual of Omaha Bank	10,990,990	11,119,475

Total notes payable	$45,479,756	$49,504,464

	Basis of Amortization

Debt issuance costs	Loan Terms	$1,443,787	$1,524,879

(Less) Accumulated amortization		(478,668)	(453,369)

Debt issuance costs - net		965,119	1,071,510

Notes payable - net		$44,514,637	$48,432,954

Total amortization expense of debt issuance costs charged to operations amounted to $106,394 for the six months ended June 30, 2018 and $115,865 for the six months ended June 30, 2017. Such amounts have been included in interest expense on the accompanying consolidated statements of operations.

Future minimum principal payments are as follows:

Years Ending December 31	Total

2018 (remaining six months)	$6,933,075
2019	1,066,934
2020	1,105,633
2021	1,154,204
2022	3,442,951
Thereafter	31,776,959

$45,479,756

Note 8 – Bonds Payable

The Company is offering 7% unsecured bonds at a purchase price of $1,000 per bond. The bonds, which bear interest at a fixed rate of 7% per annum, will mature on September 30, 2022. The bonds will continue to be sold through September 30, 2018 and the Company intends to continue to use the bond proceeds to pay down existing indebtedness and to acquire additional commercial rental properties.

The bonds are issued under an Indenture Trust Agreement with UMB Bank as the trustee. The Indenture Trust Agreement places certain financial covenants on the Company.

Prepayment penalties for calling the bonds early are as follows: (a) 1.02 times the price to the public ($1,000 per bond) if redeemed on or before September 30, 2019; (b) 1.0015 times the price to the public ($1,000 per bond) if redeemed on or after September 30, 2019 but on or before September 30, 2020; and (b) 1.001 times the price to the public ($1,000 per bond) if redeemed on or after September 30, 2020 but on or before September 30, 2021. See Note 10 for specific amounts payable to GK Development, Inc., a related party, as sponsor of the bonds.

As of June 20, 2018, the Company started a “Volume-Weighted Discount” to the public. All purchases of Bonds subsequent to this filing will be subject to a volume-weighted discount to the price to public ($1,000 per bond) or the discount. The discount ranges from three to five percent depending on the volume of the bonds. The bonds shall continue to be denominated in $1,000 increments. Any discounts applied will reduce net proceeds to the Company.

Bonds payable is summarized as follows:

	June 30, 2018	December 31, 2017

Bonds Payable	$11,948,000	$7,113,000

	Basis of Amortization

Bond Issuance Costs	Bond Term	1,154,890	679,185
Bond Discounts	Bond Term	49,780	-
(Less) Accumulated amortization		(158,399)	(74,383)

Deferred bond issuance and discount costs - net		1,046,271	604,802

Bonds payable - net		$10,901,729	$6,508,198

Total amortization expense of bond issuance costs and bond discounts charged to operations amounted to $84,015 for the six months ended June 30, 2018 and $25,661 for the six months ended June 30, 2017. Such amounts have been included in interest expense on the accompanying consolidated statements of operations.

Note 9 - Operating Leases

The rental properties have entered into leases with tenants which are classified as operating leases.

Approximate minimum base rentals to be received under these operating leases are as follows:

Years Ending December 31
2018 (remaining six months)	$2,713,204
2019	3,925,182
2020	2,104,174
2021	1,575,336
2022	1,020,717
Thereafter	1,237,977

$12,576,590

Several leases contain provisions for the tenants to pay additional rent to cover a portion of the Property's real estate taxes and defined operating expenses.

Lake Mead Partners, LLC
As of June 30, 2018, four tenants currently occupy 69.0% of the portion of the retail power center owned by LM Partners, representing approximately 27.23% of the future minimum base rental revenue under leases expiring on various dates between 2019 and 2020. These same tenants account for 32.39% of minimum rents for the six months ended June 30, 2018 and 32.26% of minimum rents for the six months ended June 30, 2017.

Lake Mead Development, LLC
As of June 30, 2018, two tenants currently occupy 50.7% of the portion of the power center owned by LM Development, representing approximately 98.77% of the future minimum base rental revenue under leases expiring on various dates between 2022 and 2023. These same tenants account for 7.89% of minimum rents for the six months ended June 30, 2018 and 7.30% of minimum rents for the six months ended June 30, 2017.

2700 Ygnacio, LLC
As of June 30, 2018, two tenants currently occupy 48.16% of the portion of the office building owned by Ygnacio, representing approximately 50.32% of the future minimum base rental revenue under leases expiring on various dates between 2019 and 2021. These same tenants account for 25.71% of minimum rents for the six months ended June 30, 2018. Three tenants account for 31.88% of minimum rents for the six months ended June 30, 2017.

Note 10 - Related Party Transactions

Lake Mead Crossings and Ygnacio are managed by GK Development, Inc., an affiliate of one of the members of GKIH, under management agreements that provide for property management fees equal to 3% of gross monthly revenue collected for Lake Mead Crossings and 5% of gross monthly revenue collected for Ygnacio. In addition to these management services, GK Development, Inc. also provides services relating to the acquisition and disposition of real estate property and tenant leasing.

GK Development, Inc. is responsible for promoting the sale of the bonds and is entitled to receive a fee equal to 1.88% of the $50,000,000 gross bond proceeds received up to $940,000. In addition, GK Development is entitled to receive a reimbursement of organization and offering expenses equal to 0.55% of the $50,000,000 gross bond proceeds received up to $275,000 and a reimbursement of Blue-Sky filing fees equal to 0.15% of the $50,000,000 gross bond proceeds received up to $75,000. In the aggregate, GK Development, Inc. is entitled to receive 2.58% of the gross bond proceeds received.

See Note 7 for the loans payable to (i) GK Development Inc., the Manager, and the Sponsor of the Bonds and (ii) GKSI IV, LLC, an entity managed by the Manager and the Sponsor of the Bonds.

With respect to related parties, amounts incurred consisted of the following:

	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
GK Development, Inc.
Management fees (3% or 5% of gross collections)	$108,522	$107,454
Acquisition fees (2% of the purchase price)	-	300,000
Disposition fees (2% of the selling price)	-	80,000
Brokerage fees (1% of the selling price)	-	40,000
Leasing commissions - capitalized	17,759	104,052
Interest on loans	1,544	134,272
Bond issuance costs	123,308	318,697
	251,133	1,084,475

GKSI IV, LLC
Interest on loans	318,329	395,685

	$569,462	$1,480,160

At June 30, 2018 and December 31, 2017, $24,717 and $25,857, respectively, was owed to GK Development, Inc., and is included in due to affiliates on the accompanying consolidated balance sheets.

At June 30, 2017 and December 31, 2017, $44,473 and $67,486, respectively, was owed to GKSI IV, LLC for unpaid accrued interest, which is included in accrued interest on the accompanying consolidated balance sheets. Additionally, GKSI IV, LLC was owed $199,570, at June 30, 2018 and December 31, 2017, for unpaid accrued loan fees, which is included in accrued financing fees payable on the accompanying consolidated balance sheets.

Note 11 – Asset Acquisition of Rental Property

On December 22, 2016, the Company, through Ygnacio, entered into an assignment of Purchase and Sale Agreement (“Assignment”), with GK Development, Inc., the Company’s Manager, and Sponsor, pursuant to which GK Development, Inc. assigned to Ygnacio that certain purchase and sale agreement, as amended, to acquire a three-story, Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California. The acquisition closed on January 30, 2017 for a purchase price of $14,905,290 (excluding prorations). The primary reason for the acquisition was to realize the economic benefit of owning and operating a Class A office building. The results from the acquisition have been included in the accompanying consolidated financial statements since that date.

The following table summarizes the allocation of the assets and liabilities acquired at the date of acquisition:

Land and land improvements	$10,353,173
Rental property and improvements	2,066,116
Leasing commissions	370,705
Above-market leases	372,258
In-place leases	1,935,645
15,097,897

Below-market leases	(192,607)

Net cash consideration	$14,905,290

Acquisition costs attributable to the acquisition of Ygnacio, which include acquisition fees and other closing fees totaled $369,573 for the six month period ended June 30, 2017. Such costs have been capitalized and included in rental properties on the accompany consolidated balance sheets. The change in the accounting policy with respect to acquisition costs, results from the Company early adopting ASU 2017-01 in January 2017 (Note 1).

The fair value of total identifiable net assets was determined with the assistance of a third-party appraiser using the income approach methodology of valuation. The income approach methodology utilizes the remaining non-cancelable lease terms as defined in lease agreements, market rental data, and discount rates. This fair value, is based relying heavily on market observable data such as rent comparables, sales comparables, and broker indications, which are Level 2 inputs, as discussed in Note 5. Key assumptions include a capitalization rate of 7.5%, growth rates for market rentals of 3.0%, and a discount rate of 8.75%. The purchase price was allocated to the assets acquired based on their relative fair market value.

Note 12 – Sale of Rental Property

The Company, through LM Partners, entered into a Purchase and Sale Agreement with Pacific Dental Services, LLC (“PDCS”), a tenant in the rental property, in terms of which LM Partners agreed to sell to PDCS the building partially occupied by PDCS, containing approximately 7,790 leasable square feet, for $4,000,000 (excluding prorations). The sale closed on March 20, 2017, resulting in a gain on sale of the rental property of $1,738,882, which has been included in gain on sale of rental property on the accompanying consolidated statements of operations for the six month period ended June 30, 2017. $2,700,000 of the sale proceeds was used to reduce the outstanding principal balance on the Nevada State Bank loan and $980,000 of the sales proceeds was used to reduce the outstanding principal balance on the GK Development, Inc. loan.

The following table summarizes the gain on sale of the rental property:

Sales price	$4,000,000
Less Closing costs	(381,095)

Net proceeds from sale	3,618,905

Less Net book value of property sold	(1,880,023)

Gain on sale	$1,738,882

Note 13 – Subsequent Events

As of June 30, 2018, $11,948,000 of Bonds have been sold and through September 26, 2018, $19,548,000 have been sold.

The consolidated financial statements and related disclosures include evaluation of events up through and including September 26, 2018, which is the date the consolidated financial statements were available to be issued.

Item 4.   Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of the Company, incorporated by reference to Exhibit (2)(a) to the Company’s Offering Statement on Form 1-A filed on December 23, 2015.

(2)(b)
Limited Liability Company Agreement of the Company, incorporated by reference to Exhibit (2)(b) to the Company’s First Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on February 18, 2016.

(3)(a)	Indenture between our company and the trustee, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(3)(b)	First Supplemental Indenture between our company and the trustee, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 1-U filed on November 22, 2016.

(3)(c)	Form of Unsecured Bond, incorporated by reference to Exhibit (3)(b) to the Company’s Fourth Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on September 22, 2016.

(4)	Subscription Agreement, incorporated by reference to Exhibit (4) to the Company’s Second Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on May 5, 2016.

(6)(a)	Forced Sale Agreement among our company, the trustee and 1551 Kingsbury Partners, L.L.C, incorporated by reference to Exhibit 6.3 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(b)
Forced Sale Agreement among our company, the trustee, and GKPI I Partners (Lakeview Square), LLC, incorporated by reference to Exhibit 6.4 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(c)	Forced Sale Agreement among our company, the trustee, and Garo Kholamian, incorporated by reference to Exhibit 6.5 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(d)	Loan Agreement between our company and 1551 Kingsbury Partners, L.L.C., incorporated by reference to Exhibit 6.6 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(e)	Loan Agreement between our company and Garo Kholamian, incorporated by reference to Exhibit 6.8 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(f)	Loan Agreement between our company and GKPI I Partners (Lakeview Square), LLC, incorporated by reference to Exhibit 6.7 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(8)
Subscription Escrow Agreement among our company, JCC Advisors, LLC and UMB Bank, National Association, incorporated by reference to Exhibit 6.2 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Holdings, LLC,a Delaware limited liability company

By:	GK Development, Inc.,
an Illinois corporation, Manager

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Its:	Sole Director
Date:	September 27, 2018

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Its:	President of our manager (Principal Executive Officer)
Date:	September 27, 2018

By:	/s/ Colin Hartzell
Name:	Colin Hartzell
Its:	Vice President of Financial Planning and Control of our manager(Principal Financial Officer and Principal Accounting Officer)
Date:	September 27, 2018